

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 19, 2006

Mr. Haim Tsuff
Chief Executive Officer
Isramco Inc.
11767 Katy Freeway
Houston, Texas 77079

>   **Re: Isramco Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 24, 2006**
>   **File No. 0- 12500**

Dear Mr. Tsuff:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief